Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

United Parcel Service, Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

United Parcel Service, Inc (UPS)
Shareholder Proposal No.7:
Report on Paris-based climate change goals

Zevin Asset Management, LLC, a registered investment advisor, and Trillium Asset Management, LLC seek your support1 for Proposal No. 7 on the United Parcel Service, Inc. (“UPS” or “the Company”) 2021 proxy ballot. The resolved clause states:

Resolved: Shareholders request UPS issue a report, at reasonable cost and omitting proprietary information, describing if, and how, it plans to reduce its total contribution to climate change and align its operations with the Paris Agreement’s goal of maintaining global temperature increases at or below 1.5 degrees Celsius.

The Proposal is a straightforward request for UPS to consider adopting comprehensive goals that we believe will help our Company manage the intensifying risks and opportunities of climate change. Investors believe that UPS’s current climate change strategy does not appear to address the Company’s total carbon footprint or the science-based objectives of the Paris Climate Agreement.

UPS has taken some positive steps on climate change. However, in view of UPS’s carbon-intensive shipping and logistics business, we believe the Company needs a climate change strategy that fully addresses the impacts of its airplane fleet and aligns with the Paris Agreement.

For the following reasons, we urge UPS investors to vote FOR Proposal No. 7 urging the board to consider closing gaps in the Company’s approach to climate change.

Summary

1.	UPS’s climate change strategy does not appear to adequately address its airplane fleet, which accounts for 60% of its direct emissions.

2.	To meet the intensifying physical and transition risks associated with climate change and keep pace with peers, UPS should not delay in setting greenhouse gas (GHG) reduction goals for its airplane fleet.

3.	UPS’s approach should be clearly based on the science of the Paris Agreement.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC and Trillium Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC and Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC and Trillium Asset Management, LLC.

1.	UPS’s climate change strategy does not appear to adequately address its airplane fleet, which accounts for 60% of its direct emissions.

UPS has clear greenhouse gas (GHG) reduction goals related to road transportation.2 However, as UPS confirms in its Statement of Opposition, there is no analogous GHG reduction goal for its airplane fleet.3

UPS has stated that it is engaging with industry peers and NGOs to promote sustainable aviation fuel, and concurrent with those efforts it is evaluating potential emission reduction targets that would include “targets related to our airline fuel emissions.”4 In the interim, UPS has stated that it is focusing on replacing older aircraft and making other fleet improvements to address airline emissions. However, because the GHG emissions from its airline account for 60 percent of the Company’s direct footprint5 and have increased by 22 percent from 2015 to 2019—leading to a 16 percent increase in total operational footprint6 —the company’s current efforts are not enough.

Why is UPS satisfied with GHG emissions reduction goals that do not include its airline? We believe UPS cannot afford to side step this issue. Our Company should act now to consider overall short-, medium-, and long-term, absolute GHG emission reduction targets for the Company's full carbon footprint, including its airline, aligned with the Paris Agreement.

2.	To meet the intensifying physical and transition risks associated with climate change and keep pace with peers, UPS should not delay in setting GHG reduction goals for its airplane fleet.

UPS should not wait to set an airplane fleet emissions goal, because its fleet is such an important part of its total corporate emissions. As of 2020, UPS had 277 aircraft that were owned or on finance leases, along with 311 additional aircraft on operating leases and charters from others, with an additional 13 aircraft on order.7 In 2019, it was reported that UPS plans to add 50 more airplanes in the coming years.8

The growth in UPS’s airline means that UPS’s emissions footprint should continue to rise rapidly, which could put our Company behind peers, off-pace to achieve the reductions necessary to align with the Paris Agreement, and could inhibit preparations for a low-carbon regulatory atmosphere, potentially leaving UPS unable to meet customer and shareholder expectations. The Climate Action 100+, a group of 575 investors with $52 trillion in assets under management, has asked companies to reduce emissions in line with the Paris Agreement.9

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2 https://sustainability.ups.com/sustainability-strategy/environmental-responsibility#:~:text=As%20a%20global%20logistics%20company,global%20ground%20operations%20by%202025.

3 Statement of Opposition, 2021 UPS Proxy Statement, page 82.

4 Statement of Opposition, 2021 UPS Proxy Statement, page 82.

5 Statement of Opposition, 2021 UPS Proxy Statement, page 82.

6 2019 UPS GRI Content Index, page 52. https://sustainability.ups.com/media/2019-gri-index.pdf

7 2020 UPS 10-K at p. 18 https://www.sec.gov/ix?doc=/Archives/edgar/data/1090727/000109072721000013/ups-20201231.htm

8 https://www.supplychaindive.com/news/ups-add-50-planes-air-fleet-2022/564368/

9 https://www.climateaction100.org/

UPS’s significant airline impacts — and its lack of a specific GHG reduction goal to address those impacts — might put it out-of-step with the scientific-based aims of the Paris Climate Agreement. In 2018, the Intergovernmental Panel on Climate Change updated the goals of the 2015 Paris Agreement to advise that net carbon emissions must fall 45 percent by 2030 and reach net zero by 2050 to limit warming below 1.5 degrees Celsius, thereby preventing the worst consequences of climate change. However, in 2020, the UN reported the world is “way off-track” from achieving these goals.10

Climate change impacts present risks to investors.11 A warming climate is associated with increased supply chain disruptions, reduced resource availability, lost production, commodity price volatility, infrastructure damage, political instability, reduced worker efficiency, and adverse health impacts that disproportionately affect low-income communities and communities of color.12,13 The U.S. Environmental Protection Agency identifies the transportation sector as the largest producer of greenhouse gas (GHG) emissions and its emissions are steadily increasing.14

UPS has acknowledged that its airplane fleet is an important element of material climate change risks facing the Company. These regulatory, financial, and reputational risks are reviewed by UPS on page 15 of the 2020 10-K (emphasis added):

In the U.S., Congress in the past several years has considered various bills that would regulate GHG emissions, but these bills so far have not received sufficient Congressional support for enactment. Nevertheless, some form of federal climate change legislation is possible in the future. Even in the absence of such legislation, the Environmental Protection Agency could determine to regulate GHG emissions, especially aircraft or diesel engine emissions, and this could impose substantial costs on us.

In addition, the impact that the recent re-entry into the Paris climate accord may have on future U.S. policy regarding GHG emissions, on CORSIA and on other GHG regulation is uncertain. The extent to which other countries implement that accord could also have an adverse direct or indirect effect on us.

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10 https://library.wmo.int/doc_num.php?explnum_id=10211

11 https://cornerstonecapinc.com/wp-content/uploads/No-Place-to-Hide_Climate-Change-and-Systemic-Financial-Risk.pdf

12 https://www.ipcc.ch/sr15/

13 https://www.washingtonpost.com/climate-solutions/2020/06/29/climate-change-racism/

14 https://cfpub.epa.gov/ghgdata/inventoryexplorer/

Potential costs to us of increased regulation regarding GHG emissions in the U.S. or abroad, especially aircraft or diesel engine emissions, include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our aircraft or vehicles prematurely. We cannot predict the impact any future regulation would have on our cost structure or our operating results. It is possible that such regulation could significantly increase our operating costs and that we may not be willing or able to pass such costs along to our customers. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air services.15

It appears that UPS’s peers are rising to the challenge. FedEx and DHL have made long term commitments to reduce all emissions – FedEx is targeting carbon neutrality by 2040 and DHL aims to eliminate all logistics related emissions by 2050.16,17 These commitments evidence long-term thinking and preparedness. UPS could also consider the use of Sustainable Aviation Fuel (SAF), which can reduce airplane emissions by up to 80%. Many airlines (Lufthansa, American, British Airways, JetBlue, and more) are already entering into long-term efforts to purchase a limited supply of SAF;18,19,20,21 this could inhibit UPS’s access to this solution. In a world with a low-carbon regulatory framework, the transition costs could escalate rapidly for UPS, underscoring the advantage of quickly instituting long-term thinking.

Concrete, time-bound goals would help UPS tackle the climate impacts of its airplane fleet. We know that UPS believes in the utility of sustainability goals, as our Company is already working toward a range of 2025 environmental goals.22 We believe this makes good business sense, because clear goals can provide a shared sense of purpose and help drive improvement toward the management team’s objectives. According to the Statement of Opposition, our Company is "evaluating adopting additional, enterprise-wide short-, medium- and long-term emission reduction targets that will result in additional GHG reductions, including targets relate to our airline fuel emissions."23 While we appreciate the Company's commitment to evaluation, UPS should join with fellow companies that have large airplane fleets and act now to set a GHG reduction target that covers its airplane fleet’s emissions.

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15 2020 UPS 10-K, page 15. https://www.sec.gov/ix?doc=/Archives/edgar/data/1090727/000109072721000013/ups-20201231.htm

16 https://newsroom.fedex.com/newsroom/sustainability2021/

17 https://www.dpdhl.com/en/responsibility/environment-and-solutions.html

18 https://www.lufthansagroup.com/en/responsibility/climate-environment/fuel-consumption-and-emissions/sustainable-aviation-fuel.html

19 https://www.lanzatech.com/2021/02/09/british-airways-fuels-its-futures-with-second-sustainable-aviation-fuel-partnership/

20 https://news.aa.com/news/news-details/2021/American-Airlines-Builds-on-Commitment-to-Sustainable-Fuels-with-KuehneNagel-OPS-OTH-03/default.aspx

21 http://mediaroom.jetblue.com/investor-relations/press-releases/2020/08-13-2020-152953291

22 https://sustainability.ups.com/media/committed-to-more_sustainability-at-ups.pdf; https://sustainability.ups.com/progress-report/goals-and-progress/

23 Statement of Opposition, 2021 UPS Proxy Statement, page 82.

3. UPS’s approach should be clearly based on the science of the Paris Agreement.

As referenced above, the Paris Agreement represents a global consensus of governments to take action to avoid catastrophic 1.5 C warming. The objectives and science of the Paris Agreement also provide a helpful guide for companies like UPS to shape their approach. With transportation representing 15.9 percent of global emissions,24 we believe it is imperative that UPS do its part to reduce emissions in line with science — and that reduction should include its airplane fleet.

UPS’s current goal of a 12 percent reduction in absolute GHG emissions for global ground operations by 2025 provides our Company with a strong foundation to achieve deeper reductions over time. That being said, the Company does not appear to be on track to meet this goal—in 2019, they reported a 5.4 percent increase in absolute emissions since the 2015 baseline year.25 Additionally, UPS’s current goal does not include the Company’s airplane fleet, a significant driver of UPS’s overall emissions. Neither does the goal commit the Company to the further reductions necessary to meet the net-zero emissions by 2050 required by the Paris Agreement.

The Science Based Targets Initiative (SBTi) provides guidance for companies to set science-based targets with third-party verification.26 As noted in SBTi’s most recent progress report, companies with science-based targets have reduced their combined emissions by 25 percent since 2015, in contrast with a 3.4 percent increase in emissions from energy and industrial processes over the same period.27 Committing to a verified, science-based, net-zero by 2050 target would help assure investors and customers that UPS is doing its part to combat the climate crisis while proactively managing its climate-related risks.

Conclusion

In closing, we believe UPS would benefit from a more rigorous approach to reducing GHG emissions which includes the substantial emissions coming from its airplane fleet.

Our Company can and should engage with industry peers and work toward the development of sustainable fuels that will decrease such emissions over time. However, this does not preclude considering a reasonable and transparent goal for total emissions in the interim. Indeed, clear goals (resulting from UPS’s own analysis and judgement) could help UPS accelerate the change necessary to manage climate-related risks and opportunities. At the same time, investors would have more information to evaluate UPS’s strategy and ability to thrive in a low-carbon future.

Shareholders are urged to vote FOR Proposal No. 7

following the instructions provided on the Company’s proxy mailing.

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24 https://www.wri.org/blog/2020/02/greenhouse-gas-emissions-by-country-sector

25 https://sustainability.ups.com/media/2019-progress-report.pdf, page 10.

26 https://sciencebasedtargets.org/

27 https://sciencebasedtargets.org/resources/files/SBTiProgressReport2020.pdf, page 6.

For questions regarding UPS Proposal No. 7 (Report on Paris-based climate change goals), please contact Kate Monahan, Director of Shareholder Advocacy, Trillium Asset Management, kmonahan@trilliuminvest.com or 617-532-6651.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.